United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

UQM Technologies, Inc.
(Exact name of Registrant as specified in its charter)

State of Colorado	1-10869	84-0579156
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4120 Specialty Place Longmont, Colorado	80504
(Address of principal executive offices)	(Zip Code)

David Rosenthal
303-682-4900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD (collectively, the "Conflict Minerals Rule"), a Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available on our corporate website at www.uqm.com. The information contained on our website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered to be part of this Form SD or the Conflict Minerals Report.

For 2014, we conducted a "reasonable country of origin inquiry" as required by the Conflict Minerals Rule on the products we manufacture or contract to manufacture that contain tantalum, tin, tungsten or gold ("3TG") necessary to the functionality or production of such products. For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence. Our due diligence framework and processes are discussed in the Conflict Minerals Report that is an exhibit to this Form SD.

However, we do not have a direct relationship with the smelters and refiners in our supply chain and for 2014, none of our suppliers identified smelters and refiners that processed the necessary 3TG contained in our products.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UQM Technologies, Inc.
(Registrant)
By: /s/ David I. Rosenthal	May 27, 2015
Name: David I. Rosenthal Title: Treasurer and CFO